SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2025

 IRSA Inversiones y Representaciones Sociedad Anonima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261 9th Floor
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the letter dated September 17, 2025, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

Buenos Aires, September 17, 2025 – IRSA Inversiones y Representaciones S.A. (NYSE: IRS; ByMA: IRSA), Argentina’s leading real estate company, informs that the Company has acquired “Al Oeste” shopping mall through the signing of the deed and the transfer of operations. This property is located at the intersection of Luis Güemes and Presidente Perón Avenues, in the town of Haedo, Morón district, west of Greater Buenos Aires.

The shopping mall is currently operating below its potential, and within the framework of the Company’s development plan to create opportunities in different districts of the Province of Buenos Aires, it is planned to be converted into an outlet center and relaunched during next year.

“Al Oeste Shopping” has approximately 20,000 GLA sqm, including 40 stores, 6 food court units, 5 padel courts, 14 cinema theaters, and 1,075 parking spaces. In addition, it has an expansion potential of 12,000 GLA sqm.

The purchase price was set at USD 9 million, of which USD 4.5 million has been paid to date. The remaining balance will be paid in four annual installments.

With this acquisition, the Company’s shopping mall portfolio now includes 17 assets, 16 of which are operated by IRSA, totaling approximately 390,000 GLA sqm.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

	By:	/s/ Saúl Zang
Saúl Zang
September 17, 2025		Responsible for the Relationship with the Markets